news release

ArcelorMittal announces detailed dividend payment schedule for 2013

Luxembourg, 6 February 2013 – ArcelorMittal today announces the detailed dividend payment schedule for 2013. The schedule includes, the amount of the dividend, the ex-dividend, record and payment dates, as well as the date at which the foreign exchange rate is fixed to determine the value in euros of the dividend, which is announced in US dollars.
All data included in this schedule are subject to shareholder approval.

The schedule is available on ArcelorMittal's website www.arcelormittal.com, under Investors > Equity investors > Dividends

USA, Netherlands, France, Spain, Luxembourg
Announcement Date	8 May 2013
Ex-Dividend	10 May 2013
Record Date	14 May 2013
Payment Date	15 July 2013
FX Exchange Date:	9 May 2013